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[redacted]

10029705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 049828

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Futures Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5914 N. 300 West PO Box 760
(No. and Street)

Fremont (City) Indiana (State) 46737 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joel M. Friedman (312) 606-3209
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patke & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

300 Village Green Drive, Suite 210 (Address) Lincolnshire (City) Illinois (State) 60069 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 0 1 2010

Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/11

OATH OR AFFIRMATION

I, Michael Pacult, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Futures Investment Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MICHELLE L. LANGFORD
Notary Public, State of Indiana
Steuben County
Commission # 600217
My Commission Expires
January 19, 2017

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Filed Pursuant to Regulation § 1.10 of the Commodity Exchange Act)

CONTENTS

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Futures Investment Company
Fremont, Indiana

We have audited the accompanying statement of financial condition of Futures Investment Company (a corporation) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Futures Investment Company at December 31, 2009 and the results of its operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 14 through 19, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission, Regulation § 1.10 of the Commodity Exchange Act of 1934 and the Rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Patke & Associates, Ltd.

February 25, 2010
Lincolnshire, Illinois

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets		
Cash and cash equivalents	$	76,172
Marketable securities		58,244
Accounts receivable		40,317
Due from related parties		220,492
Property and equipment, net of accumulated depreciation		195,264
Other assets		50,065
Total assets	$	640,554
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	25,848
Liabilities to stockholders subordinated to claims of general creditors		50,000
Total liabilities		75,848
Stockholders' Equity		
Common stock, at stated value, (1,000 shares authorized, 500 shares issued and outstanding)		1,000
Retained earnings		555,000
Plus: Net unrealized gain from marketable securities		8,706
Total stockholders' equity		564,706
Total liabilities and stockholders' equity	$	640,554

The accompanying notes are an integral part of these financial statements.

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenue	
Commissions and fees	$ 1,346,587
Interest and dividends on marketable securities	367
Total revenue	1,346,954
Expenses	
Employee compensation and related benefits	666,960
Professional fees	131,929
Occupancy	302,969
Communications	15,448
Regulatory fees and expenses	6,768
Other expenses	124,955
Total expenses	1,249,029
Net income	$ 97,925

The accompanying notes are an integral part of these financial statements.

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AND
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2009

Statement of Changes in Stockholders' Equity

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance beginning of year	$ 1,000	$ 457,075	$ (8,523)	$ 449,552
Stockholder contributions		-		-
Stockholder distributions		-		-
Comprehensive Income				
Net income		97,925		97,925
Net unrealized gain from marketable securities			17,229	17,229
Balance end of year	$ 1,000	$ 555,000	$ 8,706	$ 564,706

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

	Subordinated Liabilities
Balance beginning of year	$ 50,000
Balance end of year	$ 50,000

The accompanying notes are an integral part of these financial statements.

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Operating Activities	
Net income	$ 97,925
Adjustments to reconcile income to net cash provided by (used in) operating activities:	
Depreciation expense	37,690
Changes in operating assets and liabilities:	
Decrease in accounts receivable	43,176
(Increase) in other assets	(50,065)
Increase in accounts payable and accrued expenses	15,155
Net cash provided by operating activities	143,881
Investing Activities	
Purchase of property and equipment	(47,182)
Purchase of marketable securities	(359)
Net cash (used in) investing activities	(47,541)
Financing Activities	
(Decrease) in due from related parties	(69,350)
Net cash (used in) financing activities	(69,350)
Net increase in cash and cash equivalents	26,990
Cash and cash equivalents at the beginning of the year	49,182
Cash and cash equivalents at the end of the year	$ 76,172

The accompanying notes are an integral part of these financial statements.

ORGANIZATION OF CORPORATION

Futures Investment Company (the "Company") was incorporated in the state of Illinois on December 6, 1983. The Company is registered with the Commodity Futures Trading Commission ("CFTC") as an independent introducing broker ("IB") and the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of the National Futures Association ("NFA") and the Financial Industry Regulatory Authority ("FINRA").

SIGNIFICANT ACCOUNTING POLICIES

NEW ACCOUNTING STANDARDS

On July 1, 2009, the Financial Accounting Standards Board ("FASB") officially released the Accounting Standards Codification (the "Codification" or "ASC"). Pursuant to FASB Statement No. 168, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles is effective for interim and annual periods ending after September 15, 2009. The Company adopted FASB 168 for the year ended December 31, 2009.

The Codification does not change accounting principals generally accepted in the United States of America ("GAAP") but it is a major restructuring of how accounting and reporting standards that constitute how GAAP are organized. That is, the Codification will be the single source of authoritative non-governmental GAAP. The organizational changes are expected to make GAAP easier to research by simplifying user access to all authoritative guidance. As a result, content will reside in new locations within the Codification which means referencing to specific guidance will change.

CASH EQUIVALENTS

Cash includes money market mutual funds.

COMMISSIONS AND FEES RECEIVABLE

Commissions and fees receivable are stated at their estimated realizable value. The Company accounts for bad debts using the allowance method. Accounts are evaluated after they have aged past 120 days and an allowance is recorded if necessary. In the opinion of management, all receivables are collectible in full; therefore no allowance for doubtful accounts is provided at December 31, 2009.

MARKETABLE SECURITIES

The Company classifies its investments in marketable securities as available-for-sale. As of December 31, 2009, the Company held $58,244 in mutual funds that are classified as marketable securities within the Statement of Financial Condition. Securities classified as available-for-sale are carried in the financial statements at fair value. Realized gains and losses are included in earnings and unrealized holding gains and losses are reported on the Statement of Changes in Member's Equity as a component of Accumulated Other Comprehensive Income (Loss).

SIGNIFICANT ACCOUNTING POLICIES (continued)

PROPERTY AND EQUIPMENT

Property and equipment is depreciated on a straight-line basis over the estimated useful life.

REVENUE RECOGNITION

The Company's primary source of revenue is commissions derived from introducing customer orders for commodity futures and securities interests to futures commission merchants and other broker-dealers which carry the customer accounts, as well as commissions related to the sales of interest in private investment funds. Commission revenues and the related commission and brokerage expenses are recognized on the trade date when the positions are opened or closed by the respective carrying futures commission merchants or broker-dealers.

INCOME TAXES

The Company has elected S corporation status. No provision for regular income taxes has been made in these financial statements because each stockholder is individually responsible for reporting income or loss based on his respective share of the Company's income and expenses as reported for income tax purposes. The Company prepares calendar year information tax returns and reports to the stockholders their pro-rata allocable shares of the Company's income and expense items.

Management has continued to evaluate the application of ASC 740-10-25, Income Taxes-Overall-Recognition (formerly FIN No. 48, "Accounting for Uncertainty in Income Taxes") to the Company, and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740-10-25. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The 2006 through 2009 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

SIGNIFICANT ACCOUNTING POLICIES (continued)

FAIR VALUE MEASUREMENTS AND DISCLOSURES

"Fair Value Measurements and Disclosures", or ASC 820, (formerly FAS No. 157 "Fair Value Measurements") provides guidance for determining fair value and requires increased disclosure regarding the inputs to valuation techniques used to measure fair value. ASC 820 clarifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for an asset or liability, to the extent relevant observable inputs are not available, including the Company's own assumptions used in determining the fair value of investments. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. As of, and for the year ended December 31, 2009, the Company did not have any Level 3 assets.

As of December 31, 2009, and for the year then ended, marketable securities consisted of Level 1 assets.

OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not hold customer segregated cash or securities balances. Futures transactions are processed by futures commission merchants, on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations to the futures commission merchant to whom it was introduced. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily for each account. There were no unsecured customer debit balances for the Company at December 31, 2009.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is provided using the straight-line methods over the estimated useful lives of the related asset. Useful lives of the fixed assets are as follows:

Leasehold improvements	39 years
Office furniture and fixtures	5-15 years
Other equipment	5-7 years

Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

The details of the cost of fixed assets and accumulated depreciation are as follows:

Land	$	2,000
Artwork		15,465
Leasehold improvements		286,012
Office furniture and fixtures		346,378
Other equipment		117,133
Total property and equipment		766,988
Accumulated depreciation		(571,724)
Net property and equipment	$	195,264

Depreciation expense was $37,690 for the year ended December 31, 2009.

NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act ("SEA"), and Regulation § 1.17 of the Commodity Exchange Act ("Act"). Under these provisions, the Company must maintain net capital, as defined, of the greater of $45,000 or 6 2/3% of aggregated indebtedness, as defined in Rule 15c3-1(c) of the SEA. At December 31, 2009, the Company had a net capital requirement of $45,000 and a net capital of $135,878 or $90,878 in excess of the minimum net capital requirements. The net capital requirements could effectively restrict the payment of cash dividends, the repayment of subordinated loan, the making of unsecured loans to stockholders and the purchase by the Company of its own stock.

LIABILITIES TO STOCKHOLDERS SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities to stockholders subordinated to claims of general creditors represents an amount received from the stockholders under a subordinated loan agreement. The loan bears interest at the rate of 5% per annum and is scheduled to mature on July 31, 2012. Interest expense for the year payable to the stockholders pursuant to the subordinated loan agreement was approximately $2,500. The interest expense was waived by the stockholders for 2009.

COMMITMENTS

The Company has a non-cancelable operating lease agreement with the stockholders of the Company for office space, which expires December 31, 2010. Rental expense for 2009 was $114,000. Future minimum lease payments required under the lease are $114,000 for January through December 2010.

The Company entered into another lease agreement for office space on November 11, 2009 for the period of January 1, 2010 through March 31, 2011. Future minimum lease payments required under the lease are $9,600 for 2010 and $2,400 for 2011.

PROFIT SHARING

The Company has a qualified defined contribution profit sharing plan, which covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution to the plan is determined by the Company's Board of Directors and is allocated to participants based on eligible compensation. There was no contribution to the plan for the year ended December 31, 2009.

RELATED PARTY TRANSACTIONS

The following is a list of related party companies and their associated investment funds. These companies act as the general partner or managing member for their investment funds. The related party companies are 100% owned by one of the Company's stockholders.

Related Party Company	Investment Fund
Ashley Capital Management, Inc.	Atlas Futures Fund, LP
Belmont Capital Management, Inc.	Bromwell Financial Fund, LP
Triview Capital Management, Inc.	TriView Global Fund, LLC
White Oak Financial Services, Inc.	Providence Select Fund, LP
Evergreen Capital Management, Inc.	Strategic Opportunities Fund, LP
Pacult Asset Management, Inc.	Auburn Fund, LP

DUE FROM RELATED PARTIES

The Company advances cash to investment funds to help pay for various costs, including operating and start-up costs. These advances are recorded as due from related party. The balance is usually paid back within a year or when the related fund is financially capable of repaying the advance. These amounts bear no interest or due dates and are unsecured. The following companies had advances due to the Company at December 31, 2009:

Auburn Fund, LP	$ 284
TriView Global Fund, LLC	136,108
Belmont Capital Management, Inc.	1,000
Bromwell Financial Fund, LP	83,100
Total	$ 220,492

RELATED PARTY TRANSACTIONS (continued)

REVENUE

The Company receives commissions and fees from the investment funds. Commissions and fees included in revenue for the year ended December 31, 2009:

Strategic Opportunities Fund, LP	$	55,251
Providence Select Fund, LP		16,905
Atlas Futures Fund, LP		1,251,360
Total	$	1,323,516

Balances recorded and disclosed by related parties may be immaterially different due to timing differences.

Related party revenue for the year ended December 31, 2009 accounted for approximately 98% of commissions and fees on the Statement of Income.

Commissions and fees included in accounts receivable at December 31, 2009:

Strategic Opportunities Fund, LP	$	2,194
Providence Select Fund, LP		872
Atlas Futures Fund, LP		34,561
Total	$	37,627

Atlas Futures Fund, LP's account receivable balance at December 31, 2009 accounted for approximately 86% of the Company's total accounts receivable balance on the Statement of Financial Condition.

COMPENSATION AND RELATED BENEFITS

The Company paid one of the Company's stockholders approximately $83,600 for certain clerical and administrative services reimbursement. The Company also paid a salary of $300,500 to one of the stockholders. Both of the expenses for the year ending December 31, 2009 are included in Employee Compensation and Benefits on the Statement of Income.

ADVANCE TO RELATED PARTY

During the year the Company advanced funds to an entity owned by a family member. The advance has a zero percent interest rate and is payable on demand. At December 31, 2009 the balance of the advance was $30,050 and was included in other assets on the Statement of Financial Condition.

SUBSEQUENT EVENTS

In 2009, the Company adopted ASC 855 "Subsequent Events", or ASC 855 (formerly known as FAS 165, "Subsequent Events"). The objective of ASC 855 is to establish general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued or available to be issued. Management evaluated subsequent events through February 25, 2010, the date the financial statements were issued. There were no subsequent events to disclose.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
FUTURES INVESTMENT COMPANY — as of 12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 402,888	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			402,888	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			50,000	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 452,888	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 307,873	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(307,873)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 145,015	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	9,137	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(9,137)	3740
10. Net Capital			$ 135,878	3750

OMIT PENNIES

See net capital reconciliation on page 16 for difference between calculation above and calculation which includes the independent auditor's adjustments. Non allowable detail has been included with the net capital reconciliation.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

FUTURES INVESTMENT COMPANY as of 12/31/09

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	1,723	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	45,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	45,000	3760
14. Excess net capital (line 10 less 13)	$	90,878	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	81,878	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 25,848	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 25,848	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 19.02	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			% 11.04	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

NFA SUPPLEMENTAL SCHEDULE-IB
YEAR ENDED DECEMBER 31, 2009

National Futures Association Supplemental Schedule IB

This schedule provides additional information and calculations which are required by National Futures Association but are not provided for on the form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C-F need only be completed if they apply.

A) Capital requirements and restrictions

		1 Minimum Capital Requirement	2 Equity Withdrawal Restriction	3 Suspended Repayment Restriction
A Minimum dollar amount		45,000	54,000	54,000
B Calculation based on branch offices				
Number of branch offices =	2	12,000	14,400	14,400
C Calculation based on APs =	0	0	0	0
D Securities brokers/dealers per SEC 15c3-1				
Greatest of A - D		45,000	54,000	54,000
+ Subordinated debt maturing in next 6 mos.				
+ Expected capital withdrawals in next 6 mos.				
			54,000	54,000

1 This is the minimum capital requirement. It should be entered on Line 15 of the Net Capital Computation of the 1-FR or the appropriate line of the FOCUS Report.

2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.

3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

Ownership Equity	640,554
+ Qualifying subordinated debt	50,000
= Equity Capital	690,554

Ownership Equity	640,554
+ Total subordinated debt	50,000
= Required Total	690,554

Equity Capital/Required Total	100.00%

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

NET CAPITAL RECONCILIATION
YEAR ENDED DECEMBER 31, 2009

Pursuant to SEC Rule 15c3-1, a reconciliation is required if material differences exist between the computation reported on by the independent auditor and the broker-dealer's original unaudited filing of part II or part IIA of the FOCUS report. Although the audit adjustments did not impact net capital, there were material adjustments to the computation. The following reconciliation is presented:

	Preliminary Net Capital	Audit Adjustments	Final Net Capital
Computation of Net Capital			
Total ownership equity qualified or net capital	$ 402,888	$ 161,818	$ 564,706
Liabilities subordinated to claims of general creditors allowable in computation in net capital	50,000	-	50,000
Less: Total non-allowable assets from Statement of Financial Condition	(307,873)	(161,818)	(469,691)
Net capital before haircuts on securities positions	145,015	-	145,015
Less: Haircut on other securities	(9,137)	-	(9,137)
Net capital	$ 135,878	$ -	$ 135,878
Non-allowable asset detail:			
Commissions and fees receivable	$ 3,099	$ -	$ 3,099
Land and property and equipment (net of accumulated depreciation)	33,446	161,818	195,264
Other assets	271,328	-	271,328
Total non-allowable assets from Statement of Financial Condition	$ 307,873	$ 161,818	$ 469,691
Computation of Basic Net Capital Requirement			
Minimum net capital required (6 2/3% of A.I.)	$ 1,723	$ -	$ 1,723
Minimum dollar net capital requirement of reporting broker or dealer	45,000	-	45,000
Net capital requirement	45,000	-	45,000
Excess net capital	90,878	-	90,878
Excess net capital at 1000%	81,878	-	81,878
Computation of Aggregate Indebtedness (A.I.)			
Total A.I. liabilities from the statement of financial condition	$ 25,848	$ -	$ 25,848
Total aggregate indebtedness	25,848	-	25,848
Percentage of aggregate indebtedness to net capital	19.02%	-	19.02%
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	19.02%	-	19.02%

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

To the Board of Directors of
Futures Investment Company

In planning and performing our audit of the financial statements of Futures Investment Company (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standard generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and their operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily disclose all matters in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC, CFTC, and NFA to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's, CFTC's, and NFA's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Pathe & Associates, Ltd.

February 25, 2010